

EQUITY
TRANSFER & TRUST COMPANY

Lisa Clarkin
Officer, Client Services
Telephone: 416.361.0930 ext. 236
Email: lclarkin@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

November 15, 2006

Dear Sir or Madam:

RE: ENERNORTH INDUSTRIES INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on the supplemental shareholder list on November 14, 2006.

1. Consolidated Financial Statements for the period ended September 30, 2006.

2. Management's Discussion and Analysis

Yours Truly,

EQUITY TRANSFER AND TRUST COMPANY

L Clarkin